Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Six Months Ended June 30,		Years Ended December 31,
(in millions, except ratios)	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before provision for income taxes and extraordinary item	$65.6	$53.9	$142.4	$86.4	$119.8	$163.0	$81.5
Add:
Fixed charges	13.4	15.5	29.5	34.0	23.6	16.4	21.0

Total earnings	$79.0	$69.4	$171.9	$120.4	$143.4	$179.4	$102.5

Fixed charges:
Interest expense, net	$11.5	$13.7	$25.7	$29.9	$20.9	$13.0	$15.0
Preferred share dividends	—	—	—	—	0.1	1.5	3.4
Rental interest factor	1.9	1.8	3.8	4.1	2.6	1.9	2.6

Total fixed charges	$13.4	$15.5	$29.5	$34.0	$23.6	$16.4	$21.0

Ratio of earnings to fixed charges	5.9:1	4.5:1	5.8:1	3.5:1	6.1:1	10.9:1	4.9:1